Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

Envision2017

Executive Update

[provided to employees of Envision and AmSurg on July 25, 2016]

Welcome to the first installment of our Envision2017 Executive Update. The purpose of this communication is to let you know where we stand on the pending merger between Envision Healthcare and AMSURG.

As you are aware, we announced the signing of our merger agreement on June 15, 2016. The decision to join these two great companies was based on a shared vision:

To be the most trusted strategic partner for providers, health systems, communities and payors in the common pursuit of delivering the highest quality of care for the patients we serve.

The planned combination represents a transformational shift for both companies and upon completion of the merger, will enhance the combined company’s ability to attract and retain the most talented caregivers and support teams, enabling us to better serve our hospital and payor clients. We expect the proposed combination will add scope, scale, specialization, diversification and financial strength to the combined company’s overall profile. We believe it will also enhance the talent and resources we can dedicate to continuously improving quality of care. Most importantly, we are confident we will offer a truly differentiated and robust suite of solutions for building high performance clinical networks.

Since the merger announcement, both companies have been actively navigating the pathway to completing the transaction with the goal of concluding that process by the end of 2016. Until then, we remain two independent companies with certain restrictions on our ability to work together. Generally speaking, we are only allowed to plan together until we have all the necessary regulatory and shareholder approvals. To that end, we have already made great progress:

•	We successfully completed a comprehensive “roadshow” to review the merits of the proposed transaction with shareholders, market analysts and rating agencies.

•	We have started the process of seeking regulatory approval of the transaction.

•	Our financial teams are working closely with our banking partners to prepare for transaction related financing.

•	A leadership Integration Steering Committee has been formed with a focus on developing the optimal organizational and support structure necessary for a smooth integration process.

•	The Committee is working on a structure, guiding principles, priorities and metrics to govern the integration planning process. More details on this subject will follow in future communications…

As we all know, effective communication is the key to creating a great organization. Communicating with 60,000 colleagues presents a challenge – particularly when regulatory hurdles limit us. We are pleased to announce the launch of an internal communication plan designed to provide frequent updates on our progress going forward. That plan includes the development of a dedicated web page which can be found at www.evhc.net/merger, written updates from both of us, town hall meetings and other points of contact. Both companies want to be transparent, anticipate your questions and keep you posted on next steps throughout the process. We are also excited to tell you more about each of the service lines that will soon make up our impressive suite of solutions.

In summary, we are off to a great start! Both organizations are creating a plan for a smooth integration. Both companies are committed to keeping you posted as we navigate these next 4-5 months. Your enthusiasm and support is greatly appreciated.

We look forward to the day we are united as one.

Regards,

William A. Sanger	Chris Holden

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

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